# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REPLIMUNE GROUP, INC., CIK 0001737953
CUSIP: 76029N106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001747586

## Reporting persons
- Forbion Capital Fund III Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,808,368; sole dispositive power 0; shared dispositive power 2,808,368; aggregate amount beneficially owned 2,808,368 (3.5% of the class)
- Forbion III Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,808,368; sole dispositive power 0; shared dispositive power 2,808,368; aggregate amount beneficially owned 2,808,368 (3.5% of the class)

## Item 1. Issuer
Name of issuer: REPLIMUNE GROUP, INC.
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, MA 01801

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Forbion Capital Fund III Cooperatief U.A. ("Forbion III COOP"), and Forbion III Management B.V. ("Forbion III"), the director of Forbion III COOP. Forbion III COOP and Forbion III are sometimes referred to collectively herein as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Forbion III COOP is the beneficial owner of 2,808,368 shares of Common Stock. Forbion III, the director of Forbion III COOP, has voting and investment power over the shares held by Forbion III COOP.
Percent of class: The shares of Common Stock beneficially owned by the Reporting Persons represent approximately 3.5% of the outstanding Common Stock, based upon 79,631,167 shares of Common Stock outstanding as of December 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on February 3, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,808,368
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,808,368

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Forbion Capital Fund III Cooperatief U.A.: /s/ G.J Mulder and /s/ M.A. van Osch, Directors of its Director (02/17/2026)
- Forbion III Management B.V.: /s/ G.J Mulder and /s/ M.A. van Osch, Directors (02/17/2026)